SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

SkyePharma PLC

(Translation of registrant’s name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F    X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SkyePharma PLC

By:	/s/ Douglas Parkhill
Name:	Douglas Parkhill
Title:	Company Secretary

Date: August 3, 2005

FOR IMMEDIATE RELEASE	3 August, 2005

SkyePharma PLC

SkyePharma Restates 2004 Financial Information for IFRS

LONDON, ENGLAND, 3 August, 2005 — SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces that it has restated its results for the year ending 31 December 2004, previously prepared under UK Generally Accepted Accounting Principles (“UK GAAP”), under International Financial Reporting Standards (“IFRS”). From 1 January 2005 all of SkyePharma’s consolidated financial statements will be prepared under IFRS and the restatement of the 2004 results is provided to assist in comparisons with the prior year.

The table below summarises the principle changes arising from the restatement of the Consolidated Profit and Loss account:

Year to 31 December 2004	UK GAAP	Adjustment	IFRS
		(Unaudited)
	£’000	£’000	£’000
Revenue	62,168	13,052	75,220
Gross Profit	31,014	16,029	47,043
Operating loss	(20,689)	16,944	(3,745)
Retained loss	(24,296)	494	(23,802)
Loss per Ordinary Share	(3.9p )	—	(3.9p )
EBITDA	(6,370)	12,808	6,438

Donald Nicholson, SkyePharma’s Finance Director, said: “The retrospective application of IFRS to our 2004 financial statements has resulted in minimal net impact on our 2004 retained loss and loss per share. However, IFRS materially alters the composition of our reported Profit & Loss account, particularly as regards the recognition of milestone payments and the treatment of our transactions with Paul Capital Royalty Acquisition Fund that have been used to fund part of our late-stage clinical development programme. I would stress that these are merely accounting changes and have no impact on the company’s cash flow.”

SkyePharma intends to report its unaudited financial statements for the six months ended 30 June 2005 in September.

For further information please contact:

SkyePharma PLC	+44 207 491 1777
Donald Nicholson, Finance Director
Peter Laing, Director of Corporate Communications	+44 207 491 5124
Sandra Haughton, US Investor Relations	+1 212 753 5780

Buchanan Communications	+44 207 466 5000

Tim Anderson / Mark Court/ Rebecca Skye Dietrich

Notes to Editors

About SkyePharma

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma’s technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma’s 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma’s ability to manufacture products on a large scale or at all, risks related to SkyePharma’s and its marketing partners’ ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma’s ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SKYEPHARMA PLC

Unaudited Restatement of Financial Information

for the year ended 31 December 2004

to International Financial Reporting Standards

Introduction

From 1 January 2005 SkyePharma is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards, International Accounting Standards and interpretations (referred to collectively hereafter as ‘IFRS’). These standards represent a significant change from UK Generally Accepted Accounting Principles (‘UK GAAP’), SkyePharma’s historical primary reporting GAAP.

SkyePharma’s 2004 consolidated financial statements approved on 31 May 2005 were prepared in accordance with UK GAAP. This document sets out and explains the restatements that are required to conform the Group’s published 2004 consolidated financial statements to IFRS. The financial information presented below is unaudited.

Basis of Preparation

Transition Date

IFRS 1 ‘First time adoption of International Financial Reporting Standards’ deals with how companies will have to apply IFRS for the first time. IFRS 1 requires that comparative information be restated retrospectively for all years that a full set of comparatives is provided. SkyePharma will provide one year of comparative information in its Annual Report for the year ended 31 December 2005 and therefore the Group’s IFRS transition date is 1 January 2004. SkyePharma’s first report published using IFRS will be its interim results for the period to 30 June 2005 to be published in September 2005.

Assumptions

The financial impact of the transition to IFRS has been assessed based upon the assumption that all IFRS standards issued by the International Accounting Standards Board (‘IASB’) that are effective for 2005 reporting are endorsed by the European Commission. At present, the European Commission has not endorsed all of these standards. Although the IASB has issued all standards that will be effective for the year ended 31 December 2005, some new standards may be available for early adoption, changes are still anticipated to others and the interpretation and application of certain recently revised standards is still being debated. Therefore the IFRS 2004 financial information presented here may still be subject to change.

Presentation of financial information

For ease of comparison, and in order to minimise the number of restatement adjustments, the financial information included within this document is presented in the format of our 2004 consolidated financial statements. The information has not been presented in accordance with IAS 1 ‘Presentation of Financial Statements’ and accordingly further presentational adjustments may be required at a later date.

IFRS 1 Exemptions

In general a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS at its transition date (1 January 2004 for SkyePharma). However IFRS 1 permits a number of exemptions from this general rule in order to assist companies in their transition to IFRS. The key IFRS 1 provisions relevant to the Group are outlined below.

• IFRS 3: Business combinations

A first time adopter has the option not to restate most aspects of past business combinations and instead to apply IFRS 3 prospectively from the transition date. SkyePharma has elected to take this option. As a result the goodwill balance under IFRS at 1 January 2004 remains unchanged from that previously recorded under UK GAAP. No amortisation is charged from 1 January 2004, SkyePharma’s transition date.

• IFRS 2: Share-based payment

IFRS 2 applies to equity instruments, such as share options, granted since 7 November 2002 and not vested at 1 January 2005. However under the transitional arrangements of IFRS 1, there is the option to adopt retrospective application of the standard where companies have previously publicly disclosed the fair value of those equity instruments determined at the measurement date. SkyePharma has previously disclosed those fair values in its US GAAP (‘US Generally Accepted Accounting Principles’) disclosures and therefore elected to adopt retrospective application of IFRS 2.

• IAS 19: Employee benefits

In accordance with IFRS1, the Group expects to elect to fully recognise all actuarial gains and losses on its pension scheme in France at 1 January 2004, its transition date. Subject to the endorsement by the European Union of IAS 19 (revised), ongoing actuarial gains and losses will be recognised in the Statement of Recognised Income and Expenditure.

• IAS 32 and IAS 39: Financial Instruments

IFRS1 allows companies the option to not present comparative information on financial instruments in accordance with IAS 32 ‘Financial Instruments: Disclosure and presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. The Group will not utilise this exemption and has elected to apply IAS 32 and IAS 39 retrospectively.

• IAS 21: The Effects of Changes in Foreign Exchange Rates

An exemption offered by IFRS 1 in respect of IAS 21 gives the Group the option to reset its cumulative translation differences to zero at 1 January 2004, its date of transition. The Group has elected not to take this exemption and will include its cumulative translation differences as a separate component within equity. This is because the information is readily available and will be consistent with its reporting under US GAAP.

Impact of Restatement

The impact of restatement to IFRS on the 2004 financial information is summarised below.

Year to 31 December 2004	UK GAAP	Adjustment	IFRS
		(Unaudited)
	£’000	£’000	£’000
Revenue	62,168	13,052	75,220
Gross Profit	31,014	16,029	47,043
Operating loss	(20,689)	16,944	(3,745)
Retained loss	(24,296)	494	(23,802)
Loss per Ordinary Share	(3.9p )	—	(3.9p )
EBITDA	(6,370)	12,808	6,438

The overall impact is positive to revenue, gross profit, operating profit and EBITDA and broadly neutral to retained loss.

The principal items that lead to the IFRS adjustments are set out in the table below. The impact of these adjustments on SkyePharma’s income statement and balance sheet is presented at pages 10 to 13.

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
UK GAAP	(20,689)	(24,296)	63,623

Revenue Recognition	13,052	13,052	(6,727)
Sale of Royalty Interests to Paul Capital	3,032	(6,954)	(43,225)
Share Based Payment	(2,837)	(2,837)	—
Goodwill Amortisation	4,136	4,136	4,136
Convertible Bonds:
Interest Charge	—	(309)	16,429
Exceptional Loss on Bond Exchange	—	(6,174)
Financial Instruments:
Fixed Asset Investments	—	—	(543)
Other	(516)	(516)	(162)
Other	77	96	(271)
Total Adjustments	16,944	494	(30,363)

IFRS	(3,745)	(23,802)	33,260

Each of the IFRS adjustments set out in the table above is explained below. Revenue Recognition

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
IFRS/ UK GAAP Difference	13,052	13,052	(6,727)

Under IFRS SkyePharma has adopted a revenue recognition policy in accordance with IAS 18 ‘Revenue’ which is similar to the policy that SkyePharma has historically applied under US GAAP. Under UK GAAP SkyePharma has generally recognised up front payments immediately in full where there are no material future obligations and the payments are nonrefundable, on the basis that the up front payment is for past services. Under IFRS generally up front payments will be deferred and amortised on a systematic basis over the period of development to filing. This is the same as the treatment adopted under US GAAP. However, the accounting for each agreement will continue to be determined on an individual basis. Under IFRS revenue in relation to upfront payments will generally be recognised at a later date than under UK GAAP and therefore will not correspond with cash flow.

The IFRS restatement increases 2004 revenue so reducing operating and retained loss by £13.1 million. This relates to upfront payments that have been previously recognised in our UK GAAP financial statements in earlier years but which under IFRS would not have been recognised in full but been spread forward across the period of development to filing. The IFRS restatement increases deferred income at 31 December 2004 by £6.7 million. Under IFRS at 31 December 2004 SkyePharma has recorded £14.1 million of deferred income. It is likely that £11.8 million of this deferred income will be recognised in 2005.

Sale of Royalty Interests

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
IFRS/ UK GAAP Difference	3,032	(6,954)	(43,225)

The Group entered into two transactions with Paul Capital Royalty Acquisition Fund (‘Paul Capital’) in 2000 and 2002. Under these transactions Paul Capital provided a total of $60 million in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products. Under UK GAAP the proceeds received from Paul Capital are treated as a sale and recorded as Other Operating Income and royalties are expensed when incurred.

Under IFRS the sale of royalty interests to Paul Capital is accounted for on a similar basis to that under US GAAP. Under IFRS the proceeds received from Paul Capital meet the definition of a financial liability under IAS 32, and are treated as such. Under IFRS no Other Operating Income is recognised, royalties paid to Paul Capital are treated as repayment of the liability and in addition notional interest is charged on the liability. The contractual arrangement with Paul Capital is unaffected by this change in accounting and the arrangement remains a royalty agreement under which royalties are payable on revenues earned and payments received. The liability has no face value but represents the net present value of royalties we expect to pay Paul Capital over the term of the agreement. If ultimately revenues are lower than we forecast, the royalty payments to Paul Capital will be lower and the calculated value of the liability will fall.

The IFRS restatement reduces operating loss by £3.0 million, being the removal of royalties payable of £3.0 million, the removal of foreign exchange losses of £1.2 million net of the removal of Other Operating Income of £1.2 million. However the IFRS restatement increases the 2004 interest charge by £10.0 million to result in an overall increase in retained loss by £7.0 million. The restatement decreases net assets at 31 December 2004 by £43.2 million being the recognition of the Paul Capital debt of £49.0 million, the removal of £7.1 million of deferred Other Operating Income that will no longer be recognised under IFRS and is removed from the opening balance sheet plus other balance sheet reclassifications of £1.3 million in relation to prepaid royalties.

The interest charge recognised under IFRS in any given year is calculated by applying an effective interest rate to the outstanding liability and has no direct correlation to the amount of cash we will pay to Paul Capital in that year. The effective interest rate is based on the cash flows anticipated over the full term of the agreement based upon the projected royalties payable to Paul Capital. In the early years of the agreement, where royalty income and therefore royalties payable to Paul Capital are forecast to be lower and the liability higher, the effective interest charge will therefore be higher. However, over time, as royalty income and therefore royalties payable increase and the interest charge is based on the decreasing liability, the interest charge is expected to fall.

Share Based Payment

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
IFRS/ UK GAAP Difference	(2,837)	(2,837)	—

IFRS 2 requires that for share option awards to employees, the fair value of the employee services received should be measured by reference to the fair value of the share option at the grant date. This differs significantly from the treatment under UK GAAP where the charge to the profit and loss account is based on the difference between the fair value of the shares at the date of grant and the exercise price. Since SkyePharma has historically granted employee options where the share price at the date of grant equals the exercise price, there has been no charge to record under UK GAAP.

SkyePharma is adopting retrospective application of IFRS 2 since it has previously publicly disclosed the fair value of employee share option awards in its US GAAP disclosures and 20-F. The charge under IFRS for 2004 will therefore be the same as that previously disclosed under US GAAP standard FAS 123. The IFRS restatement results in an additional charge to the 2004 income statement of £2.8 million, increasing both operating and retained loss. The restatement has no impact on net assets.

Goodwill Amortisation

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
IFRS/ UK GAAP Difference	4,136	4,136	4,136

UK GAAP required goodwill to be amortised over its estimated expected useful life which the Directors determined as 20 years. Under IFRS, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. Therefore the annual goodwill charge made under UK GAAP will not be recorded under IFRS from 1 January 2004, the IFRS transition date. The IFRS restatement results in a reduction in the 2004 amortisation charge of £4.1 million thereby reducing both operating and retained loss. Net assets at 31 December 2004 are increased by the same amount.

Convertible Bonds

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
Interest Charge	—	(309)	16,429
Exceptional Loss on Bond Exchange	—	(6,174)
Total IFRS/ UK GAAP Difference	—	(6,483)	16,429

In total the IFRS adjustments on the convertible bonds result in an additional interest charge in the 2004 income statement of £6.5 million and an increase in net assets at 31 December 2004 by £16.4 million. Of the £6.5m additional interest charge, £0.3m relates to the IFRS accounting for convertible bonds in general and £6.2 million is an additional exceptional IFRS charge caused by the 2004 refinancing of SkyePharma’s convertible bond due 2005.

Under UK GAAP the total net proceeds of the convertible bond issues in 2000 (due 2005) and 2004 (due 2024) were recorded as debt. Under IFRS the conversion feature of each of the bonds must be separated (‘bifurcated’) from the debt and classified separately as equity. The net impact of the changes to IFRS and in particular the bifurcation of the equity component of each bond has led, at 31 December 2004, to a reduction in the carrying value of convertible debt of £16.4 million and an increase in equity of £16.4 million. While the carrying value of the convertible debt in the balance sheet is reduced, the amount of debt repayable at maturity is unchanged and consequently under IFRS the Group will record higher interest charges in each year to maturity or conversion. In 2004, the impact of these factors has led to an additional interest charge of £0.3 million. The terms of the debt are unaffected and the physical cash payments due remain the same; as such the cost of the debt in cash terms is unaffected.

During 2004 the Group exchanged £49.6 million of the convertible bonds due 2005 for bonds due 2024 in the same amount, leaving £9.8 million 2005 bonds outstanding. Under UK GAAP no gain or loss arose on the exchange. However unamortised issue costs of £0.3 million were written off as a UK GAAP exceptional interest charge. Under IFRS the refinancing of the £49.6 million convertible is treated as an extinguishment of the original debt and the issue of new debt recorded at fair value since the discounted present value of the cash flows of the two instruments differ by more than 10% (2005 Bond replaced by a 2024 Bond). The extinguishment and debt issue costs lead to the additional exceptional interest charge of £6.2 million recorded in the IFRS income statement in 2004.

Fixed Asset Investments

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
IFRS/ UK GAAP Difference	—	—	(543)

Under UK GAAP fixed asset investments are stated at the lower of cost and net realisable value. Under IFRS most of SkyePharma’s investments are classified as ‘Available for sale investments’ and as such stated at fair value with any unrealised gains or losses recorded in equity. The IFRS restatement reduces net assets at 31 December 2004 by £0.5 million and does not effect the income statement.

Other Financial Instruments

Year to 31 December 2004	Operating Loss	Retained Loss	Net Assets
	£’000	£’000	£’000
IFRS/ UK GAAP Difference	(516)	(516)	(162)

Under UK GAAP, periodic gains and losses on interest and foreign currency derivatives designated as hedges are not recognised until the operational transactions to which they are linked occur. No derivatives have been designated as hedges under IFRS and therefore in accordance with IAS 39 such instruments have been recognised at fair value at the balance sheet date with gains and losses being recorded in the income statement. SkyePharma is adopting full retrospective application of IAS 32 and IAS 39 and has therefore restated its opening balance and 2004 result accordingly. This restatement has led to an additional charge to the 2004 income statement of £0.5 million, increasing both operating and retained loss. As at 31 December 2004 the IFRS restatement reduces net assets by £0.2 million.

Other Differences

Other differences relate primarily to the Company’s pension scheme in France. In accordance with IFRS1, the Group has fully recognised all actuarial gains and losses on its pension scheme in France at 1 January 2004, its transition date. Subject to the endorsement by the European Union of IAS 19 (revised), ongoing actuarial gains and losses will be recognised in the Statement of Recognised Income and Expenditure.

Under IFRS the Group is required to capitalise research and development costs when the criteria laid out in IAS 38 are met. The Group has reviewed its historical research and development projects and determined that no expenditure incurred to date meets the criteria for capitalisation in IAS 38. However the Group will continue to review its development expenditure against the relevant criteria and will capitalise such expenditure when it is appropriate.

Income Statement

Year ended 31 December 2004	UK GAAP	IFRS Adjustments	IFRS
	(Unaudited)
	£’000	£’000	£’000
Revenue	62,168	13,052	75,220

Cost of sales	(31,154)	2,977	(28,177)

Gross profit	31,014	16,029	47,043
Other operating income	1,237	(1,237)	—
Selling, marketing and distribution expenses	(1,728)	—	(1,728)
Administration expenses
Amortisation	(6,314)	4,136	(2,178)
Other administration expenses	(16,937)	(1,984)	(18,921)
	(23,251)	2,152	(21,099)
Research and development expenses	(27,961)	—	(27,961)

Operating (loss)/profit	(20,689)	16,944	(3,745)
Profit on disposal of investment	2,021	—	2,021
Share of post tax (loss)/ profit in associate	(16)	6	(10)

(Loss)/ profit on ordinary activities before interest and taxation
	(18,684)	16,950	(1,734)
Interest receivable	758	42	800
Interest payable	(6,122)	(16,498)	(22,620)

(Loss)/ profit on ordinary activities before taxation	(24,048)	494	(23,554)
Taxation	(248)	—	(248)

Retained (Loss)/ profit	(24,296)	494	(23,802)

Earnings per Ordinary Share
Basic	(3.9p)	—	(3.9p)
Diluted	(3.9p)	—	(3.9p)

Income Statement Adjustments (Unaudited)

Year ended 31 December 2004	Revenue recognition	Sale of royalty interests	Share based payment	Amortisation of goodwill	Convertible bonds- Interest	Convertible bonds - Exceptional	Other financial instruments	Other	Total IFRS Adjustments
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Revenue	13,052	—	—	—	—	—	—	—	13,052
Cost of sales	—	2,977	—	—	—	—	—	—	2,977

Gross profit	13,052	2,977	—	—	—	—	—	—	16,029
Other operating income	—	(1,237)	—	—	—	—	—	—	(1,237)
Selling, marketing and distribution expenses	—	—	—	—	—	—	—	—	—
Administration expenses Amortisation	—	—	—	4,136	—	—	—	—	4,136
Other administration expenses	—	1,292	(2,837)	—	—	—	(516)	77	(1,984)
	—	1,292	(2,837)	4,136	—	—	(516)	77	2,152
Research and development expenses	—	—	—	—	—	—	—	—	—

Operating (loss)/profit	13,052	3,032	(2,837)	4,136	—	—	(516)	77	16,944
Profit on disposal of investment	—	—	—	—	—	—	—	—	—
Share of post tax (loss)/ profit in associate	—	—	—	—	—	—	—	6	6

(Loss)/profit on ordinary activities before interest and taxation	13,052	3,032	(2,837)	4,136	—	—	(516)	83	16,950
Interest receivable	—	—	—	—	—	—	—	42	42
Interest payable	—	(9,986)	—	—	(309)	(6,174)	—	(29)	(16,498)

Loss on ordinary activities before taxation	13,052	(6,954)	(2,837)	4,136	(309)	(6,174)	(516)	96	494
Taxation	—	—	—	—	—	—	—	—	—

Retained Loss	13,052	(6,954)	(2,837)	4,136	(309)	(6,174)	(516)	96	494

Earnings per Ordinary Share
Basic	2.1p	(1.1p )	(0.5p )	0.7p	(0.1p )	(1.0p )	(0.1p )	—	—
Diluted	2.1p	(1.1p )	(0.5p )	0.7p	(0.1p )	(1.0p )	(0.1p )	—	—

Consolidated Balance Sheet

Year ended 31 December 2004	UK GAAP	IFRS Adjustments	IFRS
		(Unaudited)
	£’000	£’000	£’000
Fixed assets
Intangible assets	91,519	4,136	95,655
Property, plant and equipment	40,628	—	40,628
Investments	20,104	(537)	19,567

	152,251	3,599	155,850

Current assets
Inventories	1,531	—	1,531
Trade and other receivables
Due within one year	19,093	(1,329)	17,764
Due after more than one year	770	—	770
Financial assets	1,093	—	1,093
Cash and cash equivalents	15,337	—	15,337

	37,824	(1,329)	36,495

Current liabilities
Financial liabilities:
Borrowings	(3,876)	(7,009)	(10,885)
Convertible bonds due June 2005	(9,774)	333	(9,441)
Trade and other payables	(20,610)	—	(20,610)
Deferred income	(14,291)	2,483	(11,808)

	(48,551)	(4,193)	(52,744)

Net current assets/(liabilities)	(10,727)	(5,522)	(16,249)

Non-current liabilities
Financial liabilities:
Borrowings	—	(42,187)	(42,187)
Convertible bonds due May 2024	(66,478)	16,096	(50,382)
Other non-current liabilities	(10,462)	—	(10,462)
Deferred income	(250)	(2,072)	(2,322)
Provisions	(711)	(277)	(988)

	(77,901)	(28,440)	(106,341)

Net assets	63,623	(30,363)	33,260

Shareholders’ equity
Ordinary shares	63,440	—	63,440
Share premium	320,980	—	320,980
Other reserves	9,350	23,062	32,412
Retained earnings	(330,147)	(53,425)	(383,572)

Total equity
Attributable to equity interests	52,313	(30,363)	21,950
Attributable to non-equity interests	11,310	—	11,310

	63,623	(30,363)	33,260

Consolidated Balance Sheet Adjustments (Unaudited)

Year ended 31 December 2004	Revenue recognition	Sale of royalty interests	Amortisation of goodwill	Convertible bonds	Fixed asset investments	Other financial instruments	Other	Total IFRS Adjustments
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Fixed assets

Intangible assets	—	—	4,136	—	—	—	—	4,136
Property, plant and equipment	—	—	—	—	—	—	—	—
Investments	—	—	—	—	(543)	—	6	(537)

	—	—	4,136	—	(543)	—	6	3,599

Current assets

Inventories	—	—	—	—	—	—	—	—
Trade and other receivables
Due within one year	—	(1,329)	—	—	—	—	—	(1,329)
Due after more than one year	—	—	—	—	—	—	—	—
Financial assets	—	—	—	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—	—	—	—

	—	(1,329))	—	—	—	—	—	(1,329)

Current liabilities
Financial liabilities:
Borrowings	—	(6,847)	—	—	—	(162)	—	(7,009)
Convertible bonds due June 2005	—	—	—	333	—	—	—	333
Trade and other payables	—	—	—	—	—	—	—	—
Deferred income	(4,655)	7,138	—	—	—	—	—	2, 483

	(4,655)	291	—	333	—	(162)	—	(4,193)

Net current assets/(liabilities)	(4,655)	(1,038)	—	333	—	(162)	—	(5,522)
Non-current liabilities Financial liabilities:
Borrowings	—	(42,187)	—	—	—	—	—	(42,187)
Convertible bonds due May 2024	—	—	—	16,096	—	—	—	16,096
Other non-current liabilities	—	—	—	—	—	—	—	—
Deferred income	(2,072)	—	—	—	—	—	—	(2,072)
Provisions	—	—	—	—	—	—	(277)	(277)

	(2,072)	(42,187)	—	16,096	—	—	(277)	(28,440)

Net assets	(6,727)	(43,225)	4,136	16,429	(543)	(162)	(271)	(30,363)

Shareholders’ equity
Ordinary shares	—	—	—	—	—	—	—	—
Share premium	—	—	—	—	—	—	—	—
Other reserves	—	—	—	23,062	—	—	—	23,062
Retained earnings	(6,727)	(43,225)	4,136	(6,633)	(543)	(162)	(271)	(53,425)

Total equity
Attributable to equity interests	(6,727)	(43,225)	4,136	16,429	(543)	(162)	(271)	(30,363)
Attributable to non-equity interests	—	—	—	—	—	—	—	—

	(6,727)	(43,225)	4,136	16,429	(543)	(162)	(271)	(30,363)